EXCELLENCE

ธนาคารกสิกรไทย
KASIKORNBANK 泰华农民银行

Piengchai Pookakupt, Ph.D.
Executive Vice President

06019510

12g3-2(b) File No.82-4922

Ref No. CN. 576/2006

December 20, 2006

Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549
U.S.A

SUPPL

RECEIVED
SEC MAIL PROCESSING SECTION
DEC 2 1 2006
WASH. D.C.
185

Dear Sirs:

We are transmitting herewith, in accordance with our undertakings pursuant Rule 12g3-2 (b) under the United States Securities Exchange Act of 1934, an English language summary of certain information that is being made public in Thailand.

Please arrange for the attached to be placed in our Rule 12g3-2 (b) "file" with the Commission.

Yours sincerely,

P. Pookakupt

PROCESSED
JAN 0 4 2007
THOMSON
FINANCIAL

12/22

KASIKORNBANK ธนาคารกสิกรไทย

Summary Statement of Assets and Liabilities 1/

As at 30 November 2006

Assets	Baht	Liabilities	Baht
Cash	17,260,058,781.79	Deposits	750,477,805,569.27
Interbank and money market items	102,730,686,613.14	Interbank and money market items	19,949,380,718.63
Securities purchased under resale agreements	12,444,000,000.00	Liabilities payable on demand	8,153,389,523.81
Investments in securities, net	119,805,276,491.06	Securities sold under repurchase agreements	
(with obligations 8,861,354,390.04 Baht)		Borrowings	51,043,476,457.55
Credit advances (net of allowance for doubtful accounts)	630,733,331,749.93	Bank's liabilities under acceptances	600,765,542.27
Accrued interest receivables	1,836,819,345.38	Other liabilities	27,022,997,212.98
Properties foreclosed	12,086,095,001.53	Total liabilities	855,247,215,024.51
Customers' liabilities under acceptances	600,765,542.27		
Premises and equipment, net	21,827,763,900.23	Shareholders' equity	
Other assets	23,571,870,711.31	Paid-up share capital	
		(registered share capital Baht 30,486,146,970.00)	23,821,477,330.00
		Reserves and net profit after appropriation	48,116,138,073.46
		Other reserves and profit and loss account	15,512,037,708.67
		Total shareholders' equity	87,449,653,112.13
Total Assets	942,696,868,136.64	Total Liabilities and Shareholders' Equity	942,696,868,136.64
Customers' liabilities under unmatured bills	5,162,452,582.61	Bank's liabilities under unmatured bills	5,162,452,582.61
Total	947,859,320,719.25	Total	947,859,320,719.25

	Baht
Non-Performing Loans as at 30 September 2006 (Quarterly)	42,459,722,544.10
(6.52 % of total loans before allowance for doubtful accounts)	
Required provisioning for loan loss, as at 30 September 2006 (Quarterly)	19,393,575,059.16
Actual allowace for doubtful accounts	28,066,231,067.75
Loans to related parties	16,494,208,059.63
Loans to related asset management companies	6,825,000,000.00
Loans to related parties due to debt restructuring	1,105,716,721.31
Borrowings as part of subordinated debentures cum preferred shares to be included in the Tier 1 Capital, permitted by the Bank of Thailand	-
Legal capital fund	103,646,579,304.13
Changes in assets and liabilities this month due to the penalty expenses from violating the Commercial Banking Act B.E. 2505 and amended Act, section	-
International Banking Facility's assets and liabilities	
Total assets	-
Total liabilities	-
Significant contingent liabilities	
Avals to bills and guarantees of loans	679,825,720.17
Letters of credit	16,757,530,877.69

1/ This Summary Statement has not been reviewed or audited by Certified Public Accountant